Exhibit 1.01

EXAR CORPORATION

CONFLICT MINERALS REPORT

(For the reporting period from January 1, 2013 to December 31, 2013)

Introduction

This Conflict Minerals Report (“Report”) of Exar Corporation has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for purposes of the Rule. These obligations apply to registrants whatever the geographic origin of the conflict minerals and whether or not the manufacturing of a product funds armed conflict.

If a registrant can establish through a reasonable country of origin inquiry that the conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, which includes the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”), or from recycled and scrap sources, the registrant must file a Form SD with the SEC. If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and file a Form SD and a Conflict Minerals Report that includes, but is not limited to, a description of those due diligence measures.

The Company and its Products

This Report has been prepared by management of Exar Corporation (herein referred to as “Exar” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Exar designs, develops and markets high performance analog mixed-signal integrated circuits and advanced sub-system solutions for the Networking & Storage, Industrial & Embedded Systems, and Communications Infrastructure markets. Exar’s product portfolio includes power management and connectivity components, high performance analog and mixed-signal products, communications products, and data compression and storage solutions. Our comprehensive knowledge of end-user markets along with the underlying analog, mixed signal and digital technology has enabled us to provide innovative solutions designed to meet the needs of the evolving connected world. Applying both analog and digital technologies, our products are deployed in a wide array of applications such as industrial, instrumentation and medical equipment, networking and telecommunication systems, servers, enterprise storage systems, set top boxes and digital video recorders. We provide customers with a breadth of component products and sub-system solutions based on advanced silicon integration.

We are headquartered and located at 48720 Kato Road, Fremont, California 94538, employ approximately 300 employees on a worldwide basis, and market and sell our products through direct sales offices and our network of channel partners in the US, Europe, Latin America and Asia. We were incorporated in California in April, 1971 and reincorporated in Delaware in October, 1991.

Since January 1, 2013, the Company has acquired three private companies:  Altior, Inc. (“Altior”), Cadeka Technologies Holding Ltd/Cadeka Microcircuits LLC. (“Cadeka”) and Stretch, Inc.  (“Stretch”) on February 14, 2013, July 2, 2013 and January 14, 2014, respectively. Altior products and suppliers are included in this Report. The Cadeka and Stretch products and suppliers will be assessed in connection with our 2014 supply chain partner (“SCP”) reasonable country of origin inquiry (“RCOI”) and diligence process. The Company does not have any variable interest entities.

We have identified which of our products have conflict minerals that are necessary to their functionality or production as manufactured on our behalf by our SCPs. In this regard, we evaluated all of our component products and card level solutions. The scope of our review included the source and chain of custody for our products acquired from all of our SCPs with whom we have direct engagements.

Supply Chain

Because we are a fabless semiconductor company, we outsource all of our wafer fab requirements and semiconductor assembly operations; of which more than 96% are located in the Asia Pac Region. We do not manufacture any of our products.  For one of our product offerings, we purchase from tier-one U.S. based printed circuit board manufacturers (“PCBA”) an assembled and tested card level solution.

As an ISO 9001 certified organization and a founding member of the Global Semiconductor Association, we implement and adhere to “best in class” operating practices which, among other requirements, direct us to work closely with our SCPs. As part of our Supplier Partnerships Towards Excellence Policy and Procedure we select and monitor our SCPs’ performance. After a rigorous qualification process consistent with industry standards, we engage in outsourced manufacturing with our partners. We monitor their performance on a daily basis with visibility into their process and procedures, forming a “virtual factory”. As part of our program, we hold quarterly business reviews. In addition to objective quality and service metrics, we require them to update us with regard to their conflict minerals compliance programs. Because almost all of our suppliers conduct business with other publicly traded U.S. based companies, they are well aware and informed of the relevant compliance requirements.

During the course of preparing this Report, we relied on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. For the reported period of calendar year 2013 we required our SCPs to provide information about the source of conflict minerals and smelters.

While reasonable efforts, in good faith, were made to validate our Report information we necessarily had to rely, to a large extent, as a downstream customer on information provided by our SCPs and their suppliers, regarding the source and chain of custody of the necessary conflict minerals. Moreover, while we sought information from our SCPs on a continuous, real time basis covering the entire reported period of calendar year 2013, we have no reason to believe that such provided information was not accurate at any given time or period for the requested period. However, it should be noted that under the Dodd-Frank Act and the Rule that a product is not conflict free if it does not meet the standard even for one day during the reported year.

Reasonable Country of Origin Inquiry and ROCI Conclusion

               Through a collaborative effort with our SCPs, we determined which raw materials (specifically gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tin, tantalum, and tungsten) were necessary to the functionality or production of our products and identified suppliers for each of these materials. We then created a database of these materials by vendor into which supplier history and response data was populated, updated and tracked.  As we do not source directly from smelters or mines, we worked closely with our suppliers to understand the sources of the conflict minerals, if any, contained in their products.  We issued notification for and requested information regarding the origin, chain of custody and use of conflict minerals originating from mines or smelting operations in the DRC or adjoining countries. Throughout 2013, we communicated with and requested confirmatory reports, information and/or questionnaires from, and of, all SCP’s regarding the use and origin of conflict minerals in products we purchased.  These SCP responses were reviewed, and compared against, available public, peer and industry association data.  All such information was considered during our regularly conducted internal conflict minerals team sessions.

All of our component SCP’s responded, and we have no reason to believe otherwise, that none of the conflict minerals in our purchased components originated in a Covered Country. Our PCBA SCP responded that a limited number of purchased passive components originated from the DRC but did not fund or otherwise support armed conflict. For that reason, we are required under the Rule to file a Conflict Minerals Report as an Exhibit to our Form SD.

In accordance with the OECD Guidance and the Rule, this Report and our supplier conduct statement, which also addresses our conflict minerals policy, are available on our website: www.exar.com

Conflict Minerals Policy

We have closely monitored the Rule since is adoption. We are committed to and have taken prudent and responsible measures within our global supply chain practice designed to be aligned with our legislator’s humanitarian goals and requirements. We do not support business practices that are illegal or unethical or which promote human rights violations, slavery or human trafficking. We engage with tier-one, industry leading suppliers whenever possible and expect all our SCPs to fully support and cooperate with our efforts in this regard, including compliance with the Rule. If we learn that any of SCP procures and provides minerals from sources that fund or otherwise support armed conflict in a Covered Country, we will take immediate steps to either work with our SCP to locate alternate sources or transition procurement of any such minerals, materials or components to another supplier.

We are committed to promoting economic development in all emerging countries through responsible commercial engagement, driving employee awareness, as well as through our corporate citizenship activities. For additional information about our commitment to responsible sourcing and other human rights, please see our supplier conduct statement on our website at: www.exar.com.

An integral part of our compliance initiative are the extended measures taken by industry associations such as the Electronics Industry Citizen Coalition (“EICC”), the Global e-Sustainability Initiative (“GeSI”) and Global Semiconductor Association (“GSA”), all of which actively promote responsible sourcing.

Due Diligence Process

Design of Due Diligence

Our due diligence approach closely aligns with the framework set forth in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas. We have implemented a system, together with our SCPs, of data gathering, data consolidation and auditable process documentation. Our data is organized, managed and easily accessible for evaluating SCP compliance.  Our diligence review was divided into categories aligned with the goods and services provided by our SCPs, which include wafer production, component test, device/card assembly and private label.

Step 1:      Establish Strong Company Management Systems

The first step in the OECD framework is to establish strong internal systems, including recordkeeping and chain of custody tracking and/or traceability systems. To implement the first step, we have taken the following actions and adopted a supplier conduct statement, which is posted on our website at: www.exar.com.

Internal Team

We formed a conflict minerals team that had representation from our operations, procurement and legal departments and that convened on a regular basis.  As directed by our executive management, the conflict minerals team was responsible for ensuring compliance with the Rule by defining, monitoring and executing on a compliance initiative satisfying our responsibilities to all our constituents. We began with a review and inventory of materials that were necessary to the functionality or production of our products and identified SCPs for each of these materials. We created and kept current a SCP “dashboard” to monitor the status of our communications and the quality of responses provided. The conflict minerals team regularly updated executive management on the status of its due diligence process and compliance activities. Discussions and briefing were also conducted with our Audit Committee and auditors.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we engage and actively cooperate with other major manufacturers in our sector and other sectors. We participate in the following industry-wide initiatives to disclose upstream companies in the supply chain, such asthe Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Free Sourcing Initiative (“CFSI”), the ITRI Tin Supply Chain Initiative (“iTSCi”) and the Public Private Alliance for Responsible Minerals Trade (“PPA”).

As part of our Supplier Partnerships Towards Excellence Policy and Procedure, we select and monitor our suppliers’ performance. After a rigorous qualification process consistent with industry standards, we engage in outsourced manufacturing with our partners. We monitor their performance on a daily basis with visibility into their process and procedures, forming a “virtual factory”. As part of our program, we hold quarterly business reviews. In addition to objective Quality and Service Metrics, we require them to update us with regard to their conflict materials compliance programs. As almost all of our suppliers are doing business with other publicly traded U.S. based companies, we believe that they are well aware and informed of the compliance requirements.

Supplier Engagement

In accordance with the OECD requirement to strengthen engagement with suppliers, we have expanded our quarterly business review, or score card, and discussions to include an update on conflict minerals compliance. Results from this information exchange are reviewed against other data points and allow us to determine what, if any, remedial measures need to be taken.

Grievance Mechanism

Our supplier conduct statement provides our SCPs with an opportunity to remedy or question any potential non-compliance through timely corrective action.

Record Retention

Consistent with our supplier conduct statement, we have established a documented compliance process which includes the retention of relevant information, data and responses in an electronic format.

Step 2:      Identify and Assess Supply Chain Risk

The second step in the OECD framework requires an assessment of conflict-related risks in the supply chain. Because our SCP engagements are limited to an identifiable and manageable group, which totaled 29 SCPs at the end of calendar 2013, we believe that we know where our product materials originate and from what sources. Moreover, because we engage with tier- one, industry leading manufacturers used by our industry peers, who openly and actively support the immediate abolishment of the abuses and indignities that are targeted by the Rule, we are reasonably confident in the accuracy of responses provided by all our SCPs. Again, and as discussed in more detail below, we note that all our SCPs responded using the Electronic Industry Citizenship Coalition and Global eSustainability Initiative Conflict Minerals Reporting Template.

Step 3:      Design and Implement a Strategy to Respond to Identified Risks

The third step in the OECD framework is the development of a strategy to mitigate and regularly monitor risks in the supply chain. To implement Step 3, we have adopted an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to our compliance measures are provided regularly to executive management.

As described above, we participate in the following industry-wide initiatives to disclose upstream vendors in the supply chain: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s Conflict Free Sourcing Initiative (“CFSI”), the ITRI Tin Supply Chain Initiative and the Global Semiconductor Association.

As part of our risk management plan, to ensure our SCPs understand our expectations, we have communicated our requirements and expectations with postings on our website, periodic business reviews, conflict minerals response reviews and as part of our direct score card evaluation.

As described in our supplier conduct statement, we do not engage SCPs with whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country, and we will take all reasonable measures to establish an alternative source of 3TG from sources that do not support such conflict, as provided in the OECD Guidance. We have found no instances where it was necessary to terminate any of our SCPs.

Step 4:      Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The fourth step in the OECD framework is to obtain audits of due diligence practices employed by smelters and refiners supplying minerals from conflict-affected and high-risk areas. Because we do neither source conflict minerals directly from smelters or other processing facilities, nor have a direct relationship with 3TG smelters and refiners, we do not perform or direct audits of these entities within our supply chain but rather rely on third parties to coordinate and conduct third-party audits. We rely upon the published results of these third-parry audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain. Further, we support audits through our participation in the GSA or EEIC or other such industry or professional associations.

Step 5:      Report on supply chain due diligence

The fifth step in the OECD framework requires companies to publicly report on their supply chain due diligence policies and practices. To implement this step, we file this Report on an annual basis with the SEC, make the Report available on our website and provide additional information regarding our conflict minerals policy in the supplier conduct statement available on our website at: www.exar.com.

Due Diligence Results

 Request Information

We conducted a survey of all our SCPs described above using the template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, known as the CFSI Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a SCP’s supply chain. It includes questions regarding a SCP’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the SCP and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as SCP due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The template is being used by many companies across a broad range of industries in their due diligence processes related to conflict minerals.

 Survey Responses

We received responses for 100% of our 29 (28 component and 1 PCBA as of 2013 calendar year end) 2013 SCPs. All SCPs responded using the Electronic Industry Citizenship Coalition and Global eSustainability Initiative CFSI Reporting Template.  All component SCPs responses indicated, and we have no reasonable basis to believe otherwise, that raw mineral procurement originated from sources other than from the DRC or adjoining countries.  Our component SCPs and almost all of their raw material suppliers conduct their operations primarily in the Asia Pacific Region (i.e., PRC, South Korea, Malaysia, Singapore, Indonesia, and Taiwan) and obtain their resources within this geographic region. We compared all component SCP responses against information provided to our peers and/or industry association data, and statements posted on each respective website.

Our PCBA SCP responded that its supplier of certain passive components (i.e., capacitor/inductor), which are affixed to our card level solution, indicated that such components originated from the DRC but were did not fund or otherwise support armed conflict. Consistent with all component SCP responses, we investigated information contained in the PCBA SCP’s and its supplier’s EICC and GeSI documents against industry and association information, as well as statements posted on their respective websites. We communicated directly with our PCBA SCP to obtain additional information to more fully understand all relevant facts and circumstances. We believe that our PCBA SCP worked diligently, with total transparency, to ensure that we both understood all relevant circumstances and could reasonably confirm and rely upon the assurances provided by the PCBA SCP’s supplier. With respect to our card level solution, the subject passive components represent less than 3% of total value of all affixed components and less than 3% of the total number of affixed discrete devices on our cards.

Efforts to Determine Mine or Location of Origin

Through our participation in CFSI and iTSCi, the OECD implementation programs, dissemination of our supplier conduct statement and requesting our suppliers respond using the EICC and GeSI questionnaires, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort and determination of the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

 As discussed above, all component SCP responses were able to identify and confirm the source and location of their 3TG minerals. Of the 230 smelters and refineries identified by our component SCPs, 96% were CFSI certified “Conflict Free Smelter”. Based on the responses provided and available information, we have no reasonable basis to believe that remaining 4% of 3TG minerals were not produced by smelters or refineries which were conflict free. With respect to the response provided by our PCBA SCP the source and location of its 3TG minerals was known and we have determined in good faith that the smelters or refineries did not operate in a Covered Country.

Steps to be Taken to Mitigate Risk

 We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

●

Continue to have our SCPs affirm in writing their compliance with our policy for Supplier Partnership Towards Excellence Policy and Procedure which includes compliance with the conflict minerals principles;

●	Engage with tier-one suppliers and direct them to training resources and materials, as appropriate, to improve content quality of the supplier survey responses;

●	Continue to work with industry peers and associations and professionals to keep abreast of “best practices”;

●	Continue to attend seminars and engage with other informational sources regarding compliance initiatives;

●	Work with our PCBA supplier found to be supplying us with passives from conflict free sources in the DRC so that we have subcomponent materials from non-DRC regions; and

●	Work with the OECD and relevant trade associations, such as the GSA, to define, improve and build leverage throughout our SCP in accordance with OECD Guidance.